Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008			2007		2006		2005		2004
Including Interest on Deposits:

Income before income taxes (A)	$(152,940)			$14,690		$54,404		$45,879		$34,980

Interest expense:

Interest on deposits	$36,914			$154,045		$122,411		$62,649		$30,970
Interest on borrowings ‘(C)	$176,712			$25,757		$17,426		$17,495		$8,598

Interest expense (B)	$213,626			$179,802		$139,837		$80,144		$39,568

Preferred stock dividends before income taxes (D)	$546			$107		$—		$—		$—

Ratio to Earnings to Fixed Charges:
Including deposit interest (A+B)/B	0.28		X	1.08	X	1.39	X	1.57	X	1.88	X
Excluding deposit interest (A+C)/C		*	X	1.57	X	4.12	X	3.62	X	5.07	X

Ratio to Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including deposit interest (A+B)/(B+D)	0.28		X	1.08	X	1.39	X	1.57	X	1.88	X
Excluding deposit interest (A+C)/(C+D)		*	X	1.09	X	1.44	X	1.73	X	2.13	X

*	The earnings for the year ended December 31, 2008 (excluding deposit interest) were inadequate to cover total fixed charges for the year. The coverage deficiency for the year was $23.8 million excluding preferred dividends and $24.3 million including preferred dividends.